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Exhibit 99.4

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

IN RE BIGMAR, INC.,	)
SECTION 225 LITIGATION	)
)
	)	CONSOLIDATED CIVIL
	)	ACTION NO. 19289-NC
)

MEMORANDUM OPINION

  Date Argued: March 1, 2002
  Post-Argument Submissions
  Completed: March 28, 2002
  Date Decided: April 5, 2002

        Michael Hanrahan, John H. Small, Gary F. Traynor and Paul A. Fioravanti, Jr., Esquires of PRICKETT JONES & ELLIOTT, P.A., Wilmington, Delaware; Frederic T. Spindel, Esquire of PILLSBURY WINTHROP LLP, McLean Virgina; Attorneys for Cynthia R. May and Bigmar, Inc.

        Daniel V. Folt and Gary Lipkin, Esquires of COZEN O'CONNOR, Wilmington, Delaware; and Robert W. Hayes and Susan Ciallella, Esquires, of COZEN O'CONNOR, Philadelphia, Pennsylvania; Attorneys for John Tramontana, Phillippe Rohrer, Bernard Kramer, Massimo Pedrani, and Declan Service.

        Edward P. Welch and Paul J. Lockwood, Esquires of SKADDEN ARPS SLATE MEAGHER & FLOMI L.L.P, Wilmington, Delaware and Jonathan J. Lerner, Esquire of SKADDEN ARPS SLATE MEAGHER & FLOM, New York, New York; Attorneys for Banca del Gottardo.

JACOBS, VICE CHANCELLOR

        At issue in this summary proceeding brought under 8 Del. C. § 225 is which of two contending factions of directors of Bigmar, Inc. ("Bigmar" or the "Company") constitutes the corporation's de jure officers and board of directors. The answer depends upon the legal validity of two distinct sets of events.

        The first set of events is clamed to have taken place at telephonic meetings of Bigmar directors on November 16 and 18, 2001 (the "November 16-18 meeting(s)"). At those meetings the "Tramontanta faction" of Bigmar's board of directors is said to have: (i) voted to issue two million Bigmar shares to the Banca del Gottardo (the "Bank") in exchange for the Bank providing a much-needed capital infusion, (ii) voted to expand the board from nine to eleven directors and to approve the Bank's nominees for those two new positions, and (iii) voted to remove Cynthia R. May-who led the opposing board faction (the "May faction")—as Bigmar's President and Secretary.(1)

(1)
Those directors also voted to amend the by-laws to require a 66 2/3% shareholder vote to remove a director.

        Regarding these events, the issue presented is whether the November 16 and 18, 2001 meetings were validly convened and held. If so, then Bigmar's de jure board consists of Bigmar's pre-November 16, 2001 directors, plus the Bank's two designees, and Ms. May was validly removed from her officer positions at Bigmar. If, on the other hand, the meeting was not validly convened and held, the Court must then proceed to consider the legal validity of the second set of events.

        Those latter events occurred on November 26 and 28, 2001. On those dates, Ms. May and certain shareholders allied with her (the "May shareholder group") submitted written consents purporting to vote a majority of Bigmars outstanding shares to remove, from Bigmar's board of directors, the five persons who comprised the Tramontana faction plus the two newly-appointed Bank designees. Of the shares voted by the May shareholder group, the critical block consisted of 4,923,539 Bigmar shares owned by an entity named Jericho II L.L.C. ("Jericho"). That block of shares was voted pursuant to a Delegation of Authority whereby Jericho's members had authorized Ms. May to vote those Bigmar shares on Jericho's behalf.

        Regarding this second set of events, the issue presented is whether the Delegation of Authority was legally valid and if so, whether those Jericho-owned shares were properly voted by Ms. May. If the answer to both questions is yes, the legal consequences remain the subject of dispute. If, however, the answer to either question is no, then there is no dispute that the May shareholder group's consent action, taken to remove the Tramontana directors from the board, was invalid.

        This is the Opinion of the Court, after trial, on the merits of these questions. For the reasons set forth herein, the Court concludes that neither of the two sets of actions described above was legally effective, and that as a consequence, the de jure board of directors and officers of Bigmar are those persons who were in office immediately before the November 16, 2001 board meeting.

I. PERTINENT FACTS

        Many of the pertinent facts recited here are undisputed, but where there are disputes, the facts are as found herein.(2) Because the legal issues are best understood in light of the intricate factual context from which they arise, the factual narration is somewhat more lengthy than normal. The resulting legal analysis will, it is hoped, be shortened by a corresponding amount.

(2)
The facts narrated in this Part of the Opinion are the basic background facts. Other factual issues and factual findings are discussed and arrived at in Part II (Analysis) of this Opinion.

A. The Parties

        Bigmar is a publicly held Delaware corporation, founded in 1995 by Mr. John Tramontana and others to manufacture and market generic-brand pharmaceuticals in Europe. Bigmar operates primarily through two wholly owned Swiss corporations: Bioren, which is located in Couvet, Switzerland, and Bigmar Pharmaceuticals, S.A., which is located in Barbengo, Switzerland. Through these subsidiaries Bigmar manufactures generic ontology pharmaceuticals and related products and intravenous infusion solutions, which it markets in Europe, the United States, and other countries.

        Before November 16, 2001, Bigmar's board of directors consisted of nine persons. One director, Mr. Tramontana, had served as Bigmar's Chairman and Chief Executive Officer since its founding in 1995.(3) The other directors are Bernard Kramer, Chief Operating Officer; Massimo Pedrani, Vice President of Research and Development; Philippe Rohrer, Chief Financial Officer and Treasurer; Cynthia May, Bigmar's President and Secretary; and Messrs. Timothy Carroll, John Hodgson, Kevin Ryan and Declan Service. Messrs. Carroll Hodgson and Ryan are current business partners or former employees of Ms. May's father, Harold Baldauf(4) and Mr. Service, who was not affiliated with Ms. May or her father, had been an executive at Baxter Pharmaceuticals with over fifteen years' experience in the pharmaceutical industry.

(3)
Mr. Tramontana has also invested significant funds in Bigmar, including approximately $1.5 million in equity and over 1.7 million Swiss francs. Thereafter, Mr. Tramontana and his wife loaned Bigmar another $1 million. None of these loans has been repaid.

(4)
Mr. Carroll was a partner with Mr. Baldauf in another business; Mr. Hodgson had worked with Mr. Baldauf for several years, and was Chief Financial Officer of a company in which Mr. Baldauf had owned an interest; and Mr. Ryan was the Controller of the company at which Mr. Hodgson was employed.

        Initially, Mr. Tramontana was successful in establishing relationships between Bigmar and the investment community, and had also shepherded Bigmar through a successful public offering. He had also established a secure banking relationship with Banca del Gottardo, a Swiss bank that has been a significant financing source, as well as a major stockholder and creditor. At present, the Bank has an outstanding 3 million Swiss franc convertible bond loan to Bigmar. The Bank also owns $7 million worth of Bigmar convertible preferred stock, as well as $2 to $3 million worth of Bigmar shares that it purchased in 2000.

B. Cynthia May's Involvement With Mr. Tramontana And Bigmar

        Although Bigmar had previously gone public, by 1999 it needed additional capital. To accomplish that, Bigmar required the assistance of persons with public company expertise to help it raise money in the United States capital markets. During this period Mr. Tramontana met Ms. May and her father, Mr. Harold Baldauf, at the offices of Mr. Tramontana's New York counsel, who also represented Ms. May and her companies. In their discussions, Ms. May and Mr. Baldauf questioned Mr. Tramontana about Bigmar and other pharmaceutical companies Mr. Tramontana had founded, including Hemtech, S.A. (which produces nutritional supplements). As a result of those discussions, Ms. May and Mr. Baldauf became impressed with the potential of Bigmar and Hemtech and wanted to become involved with those companies. Accordingly, Ms. May and Mr. Baldauf touted themselves as "wealthy people [who] had connections with the investment community."(5) Ms. May told Mr. Tramontana that she had "many degrees and... premed school," that she was running an investment fund called Marathon, which invested in start-up companies, and that she was "very knowledgeable in investment and financing."(6)

(5)
Trial Tr. at 16.

(6)
Id. at 16-17.

        The truth about Ms. May's educational and business credentials was far less impressive than what she had portrayed to Mr. Tramontana. In fact, Ms. May does not have a college degree. From the time she first left school, her work experience consisted primarily of managing a private country club and starting her own electrical controls company, which she sold four years later. From the mid-1970s until 1995, the year that she and her father formed GRQ, LLC, their family-owned investment vehicle ("GRQ"),(7) Ms. May was not employed outside the home. Moreover, her only pharmaceutical or public company management experience that she could identify at trial was with Protyde Pharmaceuticals, Inc., a failed company that she (as its President) had to liquidate. For her activities at Protyde, Ms. May has been sued for breach of fiduciary duty in an action brought against her in this Court.(8) In addition, Ms. May's (and Mr. Baldauf's) only significant access to financing was through their long-standing relationship with Citizens Bank, a local Saginaw, Michigan retail bank.

(7)
GRQ is an acronym for "Get Rich Quick."

(8)
Trial Tr. at 205-06; May Dep. at 18-21. In a shareholders' class action filed in this Court in 2000, Ms. May was sued for breaching her fiduciary duty to Protyde's shareholders, allegedly for appropriating corporate assets and opportunities of Protyde for her own benefit. Giggey v. May, C.A. No. 18016 (Del. Ch.) (Amended Class Action Complaint 176). That case is scheduled for trial in April of this year.

  Ms. May's misrepresentation of herself appears to be a pattern, if not a modus operandi. When Ms. May first contacted Fusion Capital, L.L.C. ("Fusion") a small venture capital firm and potential financing source for Bigmar, in early 2001, she told Mr. Scheinfeld, a Fusion employee, that "she owns 70% of [Bigmar] [and] has put in $20M to date." JX 48 (Fusion Phone Log at 2); Martin Dep. at 22-25. In fact, Ms. May herself did not own 70% of Bigmar, nor had she "put $20M" into the company. Personally, she has made no financial contribution to Bigmar. Rather, with her father and indirectly through two entities, Ms. May had contributed a few hundred thousand dollars and is one of three persons (including Mr. Tramontana) to guarantee a $6 million loan made to Jericho to enable Jericho to buy Bigmar stock. May Dep. at 92-95; JX 254-55.

        Unaware of Ms. May's true background, Mr. Tramontana became impressed with her claims of having access to the American financial community and her claimed ability to raise capital. In reliance on Ms. May's representations regarding her business and financial expertise, Mr. Tramontana was persuaded to enter into several business transactions with Ms. May and Mr. Baldauf—entanglements that he would later come to regret.

        By 1997 Ms. May and Mr. Baldauf had persuaded Mr. Tramontana to allow them to invest with him in Bigmar. In September 1997 Mr. Tramontana became a member of Jericho II, L.L.C. ("Jericho"), a Michigan limited liability company formed by Ms. May and Mr. Baldauf in January of that year. Mr. Tramontana, acquired a 50% ownership interest in Jericho, which reduced Ms. May and Mr. Baldauf each to a 25% interest. That gave Mr. Tramontana an effective veto power, since the Jericho Operating Agreement provided that "[a]ll decisions with respect to the Company which have not been delegated under Section 18.01 shall be made by the affirmative vote of Members holding over 50% of the Ownership interests."(9)

(9)
JX 257, § 18.02.

        In late 1998 Jericho made two significant purchases of Bigmar stock. First, using the proceeds of a $2 million loan from Jericho, Mr. Tramontana purchased 1,231,231 Bigmar shares from his partner. He then contributed those shares to Jericho in satisfaction of that loan. Second, Jericho purchased $6 million worth of Bigmar stock in a private placement. That purchase would be funded from three sources: the existing assets of Jericho; additional capital contributions made by Ms. May, Mr. Baldauf and Mr. Tramontana; and a loan from Citizens Bank. Mr. Tramontana then made capital contributions to Jericho, and also furnished to Jericho some of his Bigmar founders' shares, to serve as collateral for the bank loan.(10)

(10)
Trial Tr. at 18-22. Ms. May arranged for and controlled the documentation of the Citizens Bank loan, but did not provide Mr. Tramontana (who was not involved with those arrangements) with that documentation. Id. at 22. Although Ms. May owned a 25% interest in Jericho, the record does not satisfactorily reveal what, if any, contribution she made to Jericho from her own assets. At her deposition Ms. May could not recall having made any such contribution (May Dep. at 42, 97), but at trial she claimed to recall having made a personal guarantee of the Citizens Bank loans to Jericho. (Trial Tr. at 182-84.)

C. Ms. May's Increased Control Over Bigmar's Operations

        Although the initial understanding between Mr. Tramontana, Ms. May and Mr. Baldauf was that Ms. May would be a passive investor whose role at Bigmar would be limited to obtaining financing,(11) between 1999 and 2001 Ms. May's role significantly expanded. Precisely why or how that occurred is unclear from the record. In any event, by November 2001, Ms. May had become a Bigmar director and its President. Ms. May had also moved the accounting function and many of Bigmar's financial records from its Johnstown, Ohio offices, to her personal office at Saginaw Controls, the family business located in Saginaw, Michigan. In this manner she obtained de facto control over Bigmar's financial records. Ms. May also reserved to herself all dealings with U.S. banks that provided funding to Bigmar, including negotiating loan documents and terms, signing all agreements, and retaining those documents in Saginaw.

(11)
As Mr. Tramontana explained at trial:

  The original idea was that she would provide the financing and I will be in charge of the operation. I mean, you know, ... she does not have any graduate-I mean, she is a high school graduate. She does not have, in my opinion, my experience at all, expertise in pharmaceutical or in management. Therefore, [she] could not, in my opinion, run anything ... of this caliber.

  Trial Tr. at 35-36.

        Although the record does not reveal how or why Ms. May was allowed to increase her involvement in and authority over Bigmar's affairs, I am satisfied that this would not have occurred without Mr. Tramontana having placed considerable trust in Ms. May and her father. The extent of Mr. Tramontana's trust is evidenced by his conduct during the events (discussed below) that led to the August 30, 2000 Delegation of Authority which authorized Ms. May to vote Jericho's Bigmar shares. Also noteworthy was that Ms. May was also able to persuade Mr. Tramontana to acquiesce in the election (by written consent) of Messrs. Ryan, Hodgson and Carroll-all of whom were business partners or former employees of her Father(12) —as Bigmar directors in August 2001.(13)

(12)
For an outline of the parties' relationships, see note 4, supra.

(13)
Mr. Service was also elected to the board at that time.

D. The Delegation Of Authority And The Citizens Bank Transactions

        In March 2000, Ms. May informed Mr. Tramontana that Jericho had defaulted upon the $6.7 million of loans extended by Citizens Bank for the purchase of Jericho's Bigmar shares, and that Citizens was demanding immediate payment. That revelation amazed Mr. Tramontana, who had regularly been making cash contributions to Jericho that he understood were being applied to the required periodic payments of loan interest and principal. Mr. Tramontana was given no advance warning that Jericho was about to go into default.

        Ms. May's verbal advice(14) about the default put Mr. Tramontana under financial pressure, because he could not raise one half of the $6.7 million Ms. May claimed was immediately payable under the defaulted loans. Ms. May also told Mr. Tramontana that she could not afford to make any further capital contribution to Jericho, and that her father was unwilling to do so. But, Ms. May then informed Mr. Tramontana that her father was willing to extend a loan to Jericho-a lifeline that appeared to be the only hope of avoiding a forced sale of Jericho's Bigmar shares. There was one condition, however: Mr. Baldauf's daughter, Ms. May, must be designated as the person authorized to vote Jericho's Bigmar shares in any shareholder vote. The result would be that Ms. May would have the right to vote Jericho's 4,923,539 Bigmar shares. Those shares, when combined with the 166,666 Bigmar shares owned by GRQ (over which Ms. May had the voting power) and the 333,333 Bigmar shares held by Ms. May's mother, Mrs. Janet Baldauf, would effectively give Ms. May and her father voting control over Bigmar.

(14)
No documentary evidence of any default on the Citizens Bank loans, nor any testimony from anyone authorized to speak for Citizens Bank, was ever offered or produced. On March 25, 2002, almost four weeks after post-trial oral argument, however, Ms. May moved to reopen and supplement the record with documents that are described as records of Citizens Bank, including loan account and payment records. Those documents, Ms. May's counsel claims, evidence that the Jericho loan was in default and that the default was cured by Mr. Baldauf's payment of the defaulted loans.

  Having reviewed those newly-produced documents (none of which were authenticated or explained by proffered testimony under oath), the Court is unable to conclude that they evidence that, in fact, Citizens Bank had ever declared a default or called the Jericho loans. To the contrary, those documents: (i) on their face lack the probative force that Ms. May attributes to them, (ii) were not produced until after post-trial argument had concluded, even though the production of documents falling into that same category had been requested before the trial and Ms. May had been ordered to produce them, and (iii) could have been produced in a timely fashion, since they were obtained from Ms. May's and her mother's files. It is now apparent that Ms. May either neglected, or made a conscious decision, not to produce those documents. Only now that it serves her purpose did those documents suddenly materialize. Ms. May has not shown that the documents would add anything materially probative to her case. Moreover, because she could-and should-have produced the documents before the trial so that their evidentiary significance (if any) could be fully explored, to grant her motion would reward her disregard of this Court's discovery rules. For these reasons Ms. May's motion to reopen and supplement the record is denied.

        Believing he had no alternative, and trusting what Ms. May had told him, Mr. Tramontana agreed to execute the Delegation of Authority. That document (which Ms. May and Mr. Baldauf also executed) authorized and empowered Ms. May "to take all actions with respect to the [Bigmar shares held by Jericho] which the Company should take." The powers delegated to Ms. May included, without limitation, the power to exercise all voting rights and to take "all steps to realize all benefits with respect to the Stock, including the power to enter into or oppose. .. voting trusts, mergers, consolidations, foreclosures, liquidations, reorganizations or other changes in financial structures."(15)

(15)
JX 261.

        Thereafter, the "defaulted" Jericho loans were "paid off" in a curious, roundabout transaction. First, Mr. Baldauf and Ms. May caused Saginaw Controls (their family business) to borrow $6.7 million from Citizens Bank in exchange for a promissory note to Citizens Bank that would not fall due until December 30, 2004 and that required only four yearly principal payments of $900,000 with accrued interest. Second, Mr. Baldauf transferred the loan proceeds to Jericho in exchange for a Jericho demand note—executed by Ms. May on Jericho's behalf-in the principal amount of $6.9 million. Third, Ms. May contends that Jericho then repaid those same monies to Citizens Bank, to discharge its defaulted indebtedness.

        The Tramontana faction contends that that payment was never made. But if in fact, those proceeds were used to pay off Jericho's debt to Citizens Bank, the net effect of this complex transaction was to substitute Saginaw Control as the obligor to Citizens Bank, and to substitute Mr. Baldauf as the primary creditor of Jericho. But now there was one major difference: as holder of the $6.9 million demand note, Mr. Baldauf had the legal right to demand the payment of that amount at any time, and to foreclose upon the assets of Jericho (including almost 5 million Bigmar shares) if the demanded payment was not forthcoming. Although unanticipated at the time, that is precisely what Mr. Baldauf attempted to do less than one year later.

        The result of this transaction was that Ms. May and her father (i) obtained effective voting control of Bigmar, through the Delegation of Authority, and (ii) through their company, Saginaw Controls, which owned almost 5 million Bigmar shares, also became the principal creditor of Jericho. There is no evidence that Mr. Tramontana was ever informed that a demand note had been given to Mr. Baldauf in this transaction. Mr. Tramontana testified that he was unaware of that fact.(16) Nor does the record show why Mr. Baldauf, as Jericho's new creditor, and Ms. May, treated Jericho (actually, Mr. Tramontana, as Jericho's only other member) more unfavorably than they themselves were being treated by their (Saginaw Controls') own creditor, Citizens Bank. Because Saginaw Controls (i.e., Ms. May and her father) was entitled to repay its loan to Citizens Bank in quarterly installments over four years, Ms. May and her father would have been fully protected had they required the same loan terms of Jericho. Instead, they imposed terms, far more damoclean, that required Jericho to repay the same loan amount on demand.

(16)
Trial Tr. at 44.

E. Ms. May's Attempts To Seize Control Of Bigmar By Calling The Note

        On July 13, 2001, Ms. May faxed to Mr. Tramontana a letter written by Mr. Baldauf and addressed formally to "Mr. John Tramontana and Ms. Cynthia R. May" at "Jericho L.L.C." The full text of that letter is set forth below:

    Dear Mr. John Tramontana and Ms. Cynthia R. May,

    As you know, I am the holder of a demand note from the company in the principal amount of $6,901,500.00 million [sic]. Due to other pressing financial commitments, it has become necessary for me to call the note at this time.

    Accordingly, this will constitute my formal notice of demand for the payment in full from the company of the principal of the note as well as the accrued interest in the amount of $1,083,949.46 for a total of $7,985,449.46.

    I am willing to provide you with a reasonable time to arrange for payment. However, if acceptable arrangements cannot be made so that I can receive payment within the next several weeks, I reserve the right to move against the company's assets to satisfy the outstanding indebtedness."(17)

(17)
JX 263.

        The letter did not specify what Mr. Baldauf's "pressing financial commitments" were. Because no attempt was ever made to liquidate Jericho's assets as threatened, it is inferable that either there were no such "financial commitments" or if there were any, they were not "pressing." I infer the former, since at the trial no evidence was presented of "pressing financial commitments" that necessitated calling the $6.9 million demand note.

        After receiving this letter, Mr. Tramontana responded by e-mail to Ms. May. Apparently being under the impression that Mr. Baldauf had advanced his own funds on Jericho's behalf, Mr. Tramontana informed Ms. May that "Harold [Baldauf] has the right to received [sic] back any [sic] penny that he gave." Mr. Tramontana then told Ms. May that he wanted information about Jericho's financial situation. He also wanted to avoid a forced sale of Jericho's Bigmar stock, as well as the opportunity to purchase from Jericho his 50% interest in the Bigmar shares:

    Coming back to the notice; I do not know what is the situation of Jerico now. Do you have the financials of last month with details? I think I have a right to see the situation. .. as soon as possible because I have to find the money necessary. Because we have to pay your father, it does not make any sense to have Jerico therefore we have to liquidate the assets in order to pay your father. This has to be arm's length transaction. Second, because of Bigmar shares I should have the right to buy back my shares and 50% of the remaining share of Bigmar that are in Jerico. Please let me know because this is a serious matter to me."(18)

(18)
JX 264. Mr. Tramontana's e-mails have been reproduced as written (except for deleted and bracketed text), including grammatical and spelling errors.

        From this episode forward, Mr. Tramontana began losing trust in Ms. May and her father. In the same e-mail, he told Ms. May:

    At beginning everything was perfect, than when you started to be involved in the operations things were getting worse by the day. Of course some causes were out of your control but others were. I let you do want you want because I had one idea: to get Bigmar at a good level in the market place. That has been a fatal mistake from my part. In fact in the middle of the road we have abandon the initial pact; 50/50 ownership, voting rights, operations, financing, strategies, members etc etc.... If I knew that one day I will loose control of [Bigmar], really you think that I would have done what I did?(19)

(19)
Id.

        Ms. May ignored Mr. Tramontana's requests for information. Instead, on July 19, 2001, she faxed him a form of Second Amendment to Jericho's Operating Agreement (the "Second Amendment") that she and Mr. Baldauf had signed. The Second Amendment, if executed, would (i) delegate to Mr. Baldauf full authority to distribute to himself any of Jericho's Bigmar shares to "satisfy the Obligation" Jericho owed him under the demand note, and (ii) waive any right to sue Mr. Baldauf for any actions he took under that delegated authority.(20) In her handwritten cover note, Ms. May told Mr. Tramontana that she and her father had signed the Second Amendment "to avoid the forced sale of the Bigmar stock in the near future," that "[i]t is solely up to you whether you want to sign or not," and that the "deadline for signatures" was seven days later. No reason for the seven-day "deadline" was given.

(20)
JX 384.

        One week later, on July 26, 2001, Frederick Spindel, Esquire, an attorney who had been retained by Ms. May as "special counsel to the company," sent Mr. Tramontana a letter enclosing another copy of the proposed Second Amendment and urging him to address the matter "promptly."(21)

(21)
JX 266.

        Mr. Tramontana initially resisted this pressure and refused to sign, insisting upon time to obtain financing so that he could purchase his proportionate share of the Bigmar stock owned by Jericho. Ms. May and Mr. Baldauf would not agree to that request. The result was an impasse that was broken only after Ms. May agreed, and subsequently confirmed in writing, that Mr. Tramontana would continue to own his Jericho shares, that there would be no transfer or distribution of Bigmar shares without prior notification to all members, and that Mr. Tramontana would be given an opportunity to buy the Bigmar shares.(22) Based on those assurances, Mr. Tramontana executed the Second Amendment to the Operating Agreement.

(22)
JX 267; Trial Tr. at 48-51.

        Although those latter arrangements thwarted Mr. Baldauf from obtaining direct control over Jericho's holdings of almost 5 million Bigmar shares, they left in place the existing arrangement under which Ms. May could assert voting control over those shares indirectly. That is, even without the authority delegated to Mr. Baldauf under the Second Amendment, Ms. May continued to be authorized under the August 30, 2000 Delegation of Authority to vote those Bigmar shares on Jericho's behalf. Her attempt to exercise that authority in November of 2001 is what has generated one of the two major legal issues in this lawsuit.

F. The Worsening Financial Condition Of Bigmar And The Deterioration Of The May/Tramontana Relationship

        Throughout this entire period Bigmar's financial position was deteriorating. Although Bigmar had several successful products, it had never been adequately capitalized. That is why Mr. Tramontana was amenable to receiving assistance from Ms. May and Mr. Baldauf, whose claimed expertise in raising capital in the United States securities markets promised to extricate Bigmar from its financial problems.

        The cash drain of attempting to operate a company heavily engaged in research and development without adequate funding was dragging Bigmar deeper and deeper into debt. By the third quarter of

2001, Bigmar's financial problems were severe. In its September 30, 2001 Form 10QSB, Bigmar reported a $6.4 million deficit in working capital, and a net loss of $4.8 million. It also reported that "additional capital funding... will be required to sustain operations through December 2001." The Form 10Q also disclosed that there was "substantial doubt" about the Company's ability to continue as a going concern.(23)

(23)
JX 3.

        Indeed, if there is any fact on which all parties are in agreement, it is that by the beginning of the fourth quarter of 2001, Bigmar did not have (in Mr. Tramontana's words) "the money... to pay... vendors... to pay [for] raw material for production, and some people were not being paid. The payroll was not honored in Johnstown, and we really did not have the money to run the operation."(24) Mr. Rohrer, Bigmar's CFO, described the situation as "a disaster,"(25) a description that Ms. May and her allies do not dispute. Ms. May conceded that the Company's financial condition had been "very serious" for a long time, that "Bigmar ha[d] always been out of money," and that the working capital deficit and the losses reported in the 10Q were "huge."(26)

(24)
Trial Tr. at 157-58.

(25)
Id. at 301-02.

(26)
Trial Tr. at 222-23; May Dep. at 365. Mr. Carroll testified that Bigmar was in a "'seriously desperate financial situation," and admitted that the Company was close enough to insolvency that the board owed fiduciary duties to creditors. Ryan Dep. at 164-68.

        Clearly the solution was to raise adequate capital to meet Bigmar's cash needs. By prior agreement that role fell to Ms. May, Mr. Tramontana having the primary responsibility for the day-to-day pharmaceutical operations and to run the business in Switzerland. Despite her claims of expertise in the capital-raising area, however, Ms. May proved inadequate to the task.

        In August 2001, Ms. May began discussions with Cascadence Strategic L.L.C. ("Cascadence"), a venture capital firm, in an effort to interest potential investors in Bigmar. Aided by a public relations firm, she also conducted road shows" before potential investors, using financial projections and related materials.(27) In connection with Cascadence's engagement, Mr. Christopher Efird, the firm's managing partner, conducted a due diligence review of Bigmar, and as a result became impressed with Bigmar's operational capabilities and potential. Nonetheless, Mr. Efird was dismayed by the Company's desperate financial condition and the misleading financial information that he discovered Ms. May was providing to the public analysts.

(27)
MS. May had hired a public relations firm that organized a series of meetings with investors across the United States. At those meetings Bigmar management promoted the Company in an effort to stimulate investment.

        In late September 2001, Mr. Efird warned Ms. May that from a financial markets point of view, "Bigmar is out of control," and that the numbers she was providing to analysts "had no connection to reality."(28) After studying the projections she had been using, Ms. May agreed with Mr. Efird that those projections were "nuts,"(29) and at trial she testified that she "immediately had [the projections] pulled from the business plan." The record shows, however, that that testimony was untrue. In early November 2001, Ms. May caused her assistant to e-mail a copy of the PR presentation to Fusion Capital Partners, L.L.C. ("Fusion"), the other venture capital firm with which Ms. May was negotiating. The materials sent to Fusion included the "nuts" projections she supposedly had "pulled out" in September. Moreover, in November 2001, Mr. Efird learned that Ms. May was still using those projections in the road shows. Once again he confronted Ms. May on that issue. He also admonished Ms. May's PR firm to stop using those materials because they were "misleading and dangerous."(30)

(28)
JX 66.

(29)
Trial Tr. at 229, 227-35. Ms. may refused to take responsibility for those numbers, however. Instead, she blamed Messrs. Rohrer and Tramontana for supplying those numbers to the PR firm. Id. at 229. Given Ms. May's overall lack of credibility, I do not credit that statement, but even if it were true, Ms. May, who held herself out as the expert in this area, never explained why she did not ascertain the accuracy of the projections before showing them to potential investors.

(30)
Id at 265-66; Efird Dep. at 159-60.

        It was Ms. May's claimed financial and capital-raising expertise that had induced Mr. Tramontana to become an investor with Ms. May and her father, and also to put Ms. May in charge of putting Bigmar's finances in order. By late October 2001, however, events at Bigmar confirmed that Ms. May was clearly "in over her head." On October 28, 2001, Ms. May wrote an e-mail to Messrs. Tramontana and Rohrer, reporting that because Bigmar lacked the funds to pay KPMG's unpaid fees, KPMG would not undertake to prepare Bigmar's Form 10Q for the fourth quarter, and without the Form 10Q, Bigmar could not raise capital compliance with the securities laws. The difficulty was that other critical expenses also needed to be paid, including rent, workers compensation, and health insurance premiums (which were 60 days in arrears). Throwing up her hands, Ms. May concluded thusly: "I hope you can raise the money needed quickly, I am at a dead end here."(31)

(31)
JX 79.

        At that point a possible solution unfolded. On October 31, 2001, Mr. Efird, despite Bigmar management's lack of progress generating accurate projections, outlined a three-step financing plan that he believed Cascadence could arrange for Bigmar: (i) a $1 million bridge loan with attached warrants, to be completed immediately; (ii) a Private-into-Public Equity round of $4 million, to be completed in sixty-to-ninety days; and (iii) a $15 million equity line of credit, to be in place by 2002 or 2003.(32) But, this proposal was never acted upon for two reasons. First, Cascadence was unwilling to commit its investors' money to Bigmar as long as Ms. May remained in control, because Mr. Efird "had serious concerns as to her understanding of finance and her ability to manage this company to success."(33) Second, Ms. May did not want to do a deal with Cascadence, preferring instead to explore and then advocate a quite different financing arrangement with Fusion.(34)

(32)
JX 82.

(33)
Efird Dep. at 43, 142-43.

(34)
Ms. May's stated reasons for not wanting to do the Cascadence deal were self-contradictory. In her deposition she testified that she did not consider the Cascadence proposals "concrete offers." May Dep. at 233. At trial she testified that the Cascadence proposal was "concrete," but later changed her story, testifying that Cascadence's proposal was not concrete. Trial Tr. at 236-38. I conclude that Ms. May opposed the Cascadence deal because in all likelihood she sensed that Mr. Efird had no confidence in her and that she would have no future in Bigmar if Cascadence was a major investor.

        By the end of October 2001, Ms. May had concluded that Bigmar's only alternative was to raise funds through a registered offering."(35) Specifically, she contemplated a proposal by Fusion, with which she had been negotiating since late October, for Fusion to provide Bigmar with an equity line of credit. Essentially, Fusion would purchase up to $10 million of Bigmar stock at market prices, and at a rate of no more than $250,000 per month. Upon the signing of the agreement, Bigmar would issue

$500,000 worth of stock (approximately 578,000 shares) to Fusion as a commitment fee, which Fusion would retain even if it was not required to proceed with the transaction. Under this proposal, Fusion would not be required to proceed with the transaction unless Bigmar was able to register with the S.E.C. 5 million of the shares that Fusion would purchase and then resell to the public. Moreover, Fusion would not be required to purchase Bigmar stock if its market price fell below a floor price of $.50 (fifty cents) per share.

(35)
JX 31; Trial Tr. at 239.

        The Fusion proposal was viewed by all of Bigmar's directors, except Ms. May, as disadvantageous to Bigmar, because it was dilutive and would provide only illusory consideration, yet not solve the Company's cash problems. The issuance of the 578,000 "commitment fee" shares would generate no cash consideration. No shares could be sold until the shares were registered with the S.E.C., which even Fusion expected would take several months.(36) Once sales begin, Fusion would purchase only $12,500 worth of common stock per day—a slow-acting financial structure that would not meet the Company's immediate cash needs. In addition, Bigmar's outside counsel, Quarles & Brady, had identified other significant problems: (i) it was "unlikely that Bigmar, Inc. will be able to register this transaction as an equity line," (ii) a "fatal flaw" was that Fusion would control the price at which it would purchase the shares, (iii) Fusion would not be obligated to buy shares once Bigmar's market price fell to $.50 per share, and (iv) because of Bigmar's low trading volume and its $.95 current price, only about $50,000 of common stock would likely be sold to Fusion before the stock price would be driven to the $.50 floor. Thus, given the problems identified by Quarles & Brady, Bigmar was likely to raise only $50,000 in the Fusion deal.(37)

(36)
Martin Dep. at 119.

(37)
JX 38.

        Despite these problems with the Fusion proposal, by November 14, 2001, Ms. May was advocating that the Fusion deal was Bigmar's "last chance""and that if Bigmar lost it, "God help us."(38) And for reasons known only to herself, Ms. May insisted upon pursuing the Fusion transaction and misled the board members into approving it.

(38)
JX 123.

        To begin with, Ms. May never disclosed to the board the Quarles & Brady memorandum containing the firm's negative legal analysis.(39) Ms. May also misled two directors, Messrs. Ryan and Hodgson, by not correcting their mistaken belief that Fusion would be paying Bigmar $500,000 for the "commitment fee" shares.(40) In fact, Fusion would be paying no consideration. Although Mr. Ryan exposed his inaccurate belief to Ms. May in an e-mail, rather than correcting the mistake Ms. May replied, "Your [sic] right about all.(41) Moreover, Mr. Tramontana did an Internet search on the companies that Fusion had identified as referral sources, and found that the market value of the stock on each of those companies had declined after Fusion had invested.(42) In response to those concerns, Ms. May told the directors that she had called each of those companies, spoke to the principals, and confirmed that the Fusion investment had nothing to do with the decline of their stock. In fact, Ms. May had spoken to only one of the references.(43)

(39)
Trial Tr. at 244. The directors first learned of the memorandum through discovery in this action. See Tramontana, Dep. at 321-22; Carroll Dep. at 137-42; Hodgson Dep. at 89-90; Kramer Dep. at 129-32; Ryan Dep. at 105-06; Rohrer Dep. at 273-74; Service Dep. at 108-09. Mr. Carroll, a May nominee, was "disappointed" when he learned that Ms. May had withheld the Company's lawyer's advice from him. Carroll Dep. at 137-42. At trial Ms. May's stated reason for withholding the memorandum from her fellow directors was that it was drafted by "underling lawyers" and that she (a non-lawyer) did not believe that Mr. Moya (of Quarles & Brady) did the research himself. Ms. May never spoke with Mr. Moya after receiving his memorandum to ascertain whether her belief was correct. Trial Tr. at 255, 257-58.

(40)
Ryan Dep. at 95; Hodgson Dep. at 79.

(41)
JX 75, 76; Trial Tr. at 251.

(42)
Trial Tr. at 54; JX 73, 99, 100.

(43)
May Dep. at 194-95.

        In this manner Ms. May persuaded each of the directors to sign a consent approving the Fusion transaction. But, what the directors understood they had authorized was limited to the execution of a term sheet with Fusion, and Ms. May's negotiating-but not signing-a definitive agreement. Mr. Tramontana, in particular flatly told Ms. May that he had approved the execution of the term sheet only so that he could use it to shop the Fusion deal to other potential investors in an effort to induce them to offer better financing terms. Mr. Tramontana believed that the Company remained free to explore other options, and he in fact continued to explore them.

        By this point the relationship between Ms. May and Mr. Tramontana, which had begun to unravel since the late spring of 2001,(44) had passed the breaking point. On November 9, 2001 Ms. May sent an e-mail to Mr. Tramontana, in which she said:

(44)
In late May 2001, apparently in reaction to a Tramontana proposal to split Bigmar, which proposal, in turn, was in response to Mr. Baldauf's calling the demand note, Ms. May wrote a lengthy e-mail to Mr. Moya, with a copy to Messrs. Rohrer and Tramontana. The first paragraph of Ms. May's e-mail concludes with the following sentence: "The bank notes are all based on the partnership ... if there is a separation the notes will be called immediately and we will be forced into liquidation. My opinion shut [sic] your mouth and get to work, and do what needs to be done ... and forget the bullshit." JX 8.

    I wish for GOd's sake that you would GROW [UP] just a little... I can't move. WE DO NOT HAVE THE AGREEMTS SIGNED AND BACK... THAT's BULLSHIT.... you've F the banking up here in Sweden so I can't get the money that I made [arrangements] for... what the hell we're you NOT listening to me in CAlifornia... damn idiot...take a shower and clean your ears out... I could care less that you don't have any money in Switzerland... The STORY HAS NEVER CHANGED, except you always f. it up... by not following up on the details... and not listening... you can't follow a straight line without having your ego and little hissy fits... because it's easier to make fun of Cindy than do the work needed.... Get off the play ground... before the big boys beat you up....(45)

(45)
JX 7 (reproduced as written except for bracketed text). This is but one example of Ms. May's literary style. in a handwritten letter sent to Mr. Tramontana in the spring of 2000, she concluded her criticism of a financing arrangement that Mr. Tramontana and his associates had negotiated with Banca. del Gottardo with a memorable "F-you all!" JX 6. In an e-mail sent to Mr. Tramontana on November 6, 2001, Ms. May, who was furious with Mr. Tramontana for agreeing to meet to discuss a merger with Napro, another pharmaceutical company, told him that "I can understand why you have marriage problems ... I feel like we had an awful marriage .... The only difference is I do not want a settlement from you .... Just walk away and get the hell out of my life and take your shit with you." May Dep., Ex. 34.

        In fairness, Mr. Tramontana lost his sense of civility as well. In response to her fulminations, he described Ms. May as "over the edge," in need of "Prozac," and as having "paranoia idea[s] [sic]." JX 9.

        The following day, Mr. Tramontana sent Ms. May an e-mail requesting her resignation as President and Secretary of Bigmar, offering that the "official reason" would be for "health problems." There is no evidence that Ms. May ever responded to that request; in any event it is undisputed that she did not resign.

G. Banca Del Gottardo's Reinvolvement In Bigmar's Finances And The Execution Of A Contract With Fusion

        The solution that soon presented itself was Banca del Gottardo, which had invested $12.5 million in Bigmar and was very concerned about Bigmar's deteriorating financial condition. The Bank had concluded that Bigmar needed an immediate capital infusion, and determined that if the Bank was going to salvage the situation, it would have to act very quickly. Accordingly, on November 12, 2001, Fabio Testori, the Bank's Chief Financial Officer, met with Messrs. Tramontana and Efird and discussed a potential financing arrangement. Specifically, the Bank would purchase 1 million Bigmar shares, would arrange $1.4 million in financing, and would provide a guaranty for a lease of a freeze dryer that the Company desperately needed-for a total of $4.5 million. Messrs. Testori and Tramontana also discussed the possibility of the Bank appointing two directors to the Bigmar board, a right that the Bank had acquired in a prior transaction with Bigmar, but had not yet exercised.(46)

(46)
Testori Dep. at 14, 21.

        That same day, Mr. Efird followed up with an e-mail to Mr. Testori and Mr. Tramontana, analyzing the crisis at Bigmar as follows:

    As a start, I believe that we are in agreement as to the need to address the situation at Bigmar. Though we have different motivations for solving the Bigmar problem (yours relating to the need to protect you[r] current investors and ours involving the belief that Bigmar represents a tremendous oppurtunity [sic] if it can be correctly positioned), I believe that we both understand the need to take immediate) dramatic action.

    As we both heard, John is currently spending 40 + % of his time simply dealing with the issues surrounding Cindy's combative attitude and lack of experience in both Pharmaceuticals as well as finance. This, coupled with numerous examples of factual misstatement and outright deception have made it clear to us that the only way that this company can move forward is to break Cindy's de facto control of the board of directors through the 4-4 split that currently exists and the control block she holds on the common stock. Specific examples of improper behavior are:

    a.    No minutes being kept of any board meetings even though Cindy is the Secretary of the corporation. b. Cindy forcing John to surrender his voting rights on the Jehrico [sic] shares even though he guarantees 50% of the note used to purchase the stock. c. Cindy continuing to use patently false financial information in her road shows, even after being expressly told that it was false and being instructed to remove it. d. Cindy pushing her way through board votes with John being forced to abstain after being told that as Chairman he could vote if their [sic] was a tie. e. Cindy forcing off a director from the board by saying that as a majority share holder [sic] she had the right to do so without a vote. f. Cindy pushing through a consulting contract for her father of $1,500,000 over three years (basically $70,000 per month) for fund raising and strategic advise [sic]-none of which has been performed.

    The list goes on.(47)

(47)
JX 10. At trial, Ms. May agreed that "it was extremely reasonable for the bank to intervene and try to put its own directors on the board." Trial Tr. at 265.

        Mr. Efird concluded by recommending that the Bank exercise its contractual right to appoint two additional directors to the board, and that the Company adopt the financing plan earlier discussed at the meeting-a plan in which Mr. Efird invited the Bank to participate. Shortly thereafter, Mr. Testori and the Bank concurred, and decided to adopt those suggestions.(48)

(48)
As Mr. Testori explained it:

    The company was in deep financial trouble. The company need[ed] ... [an] immediate injection of cash. The management and the board were unable to find other sources of financing during 2001. We had two alternatives, to help the company and try to solve the problem or let the company go bankrupt. Our choice was the first. We tried to do our best to save the company.

Testori Dep. at 30.

        Before Mr. Tramontana could advise the board of the Bank's (and Cascadence's) financing proposal, he received an e-mail from Ms. May on November 13, 2001. Ms. May advised that she had executed a definitive contract with Fusion.(49) She did that even though the directors had been led to believe that their approval would be obtained beforehand. Mr. Tramontana, responded by e-mail, expressing his understanding that the Fusion contract could be terminated any time without penalty. He also sent the directors an e-mail confirming that corporate counsel had not yet approved the transaction. Ms. May responded by letter that same day, stating that Mr. Tramontana's suggestion to terminate the Fusion contract "after only one day and the commitment that has already been made by the entire Board... of Bigmar is ridicules [sic]."(50)

(49)
JX 421, 422.

(50)
JX 280.

        The following day, Mr. Testori wrote to Ms. May, expressing the Bank's concern that "the company is in a deep financial trouble," soliciting her views on how to finance the Company, and advising that the management of the Bank wanted to meet with her "as soon as possible."(51) Mr. Testori followed up with a second e-mail later that day, emphasizing that she and the board had to make "very important and urgent decisions." Mr. Testori enumerated the alternatives, which included letting "a couple of [] client[s] of the bank [] invest in BGMR shares (2 mio$[sic] at .50 per share)." On November 15, Mr. Testori sent a third e-mail to Ms. May, advising her that the Bank intended "to exercise the right to have two board members according to the point 5 of the covenants of the 3mio [sic] Fr notes issued in 1999."(52)

(51)
JX 126.

(52)
JX 11.

        To those e-mails, Ms. May, a Bigmar fiduciary, responded to Mr. Testori, the senior executive of Bigmar's largest creditor, in a manner that defies easy adjectival description. The best approximation is that her response fell somewhere on a spectrum that ranges from reckless bluster (telling the Bank to go pack sand) on one end, to pure bluff (whistling past the graveyard) on the other. In effect, Ms. May told Mr. Testori that he didn't know what he was talking about, suggested that all was well, and that if he wanted a meeting he would have to wait until the next month, or perhaps two months:

    In reply to your concerns, I do not know where you have gained your information in regards to the immediate threat of missed payroll, which will be met with the receivable payments on time. I can assure you that Bigmar will meet [its] obligations in the very short term.

    In regards to the sale of the company, Bigmar is always interested in any offers that could lead to shareholder value. Bigmar will proceed in an orderly manner in this regard and will inform you as appropriate.

    If you would like to meet please forward your availability. I suggest New York as Bigmar has substantial commitments there during the month of December. My schedule for Bigmar USA stateside does not permit a trip to Europe before the end of the year. Perhaps January would be more convenient for you in Europe.(53)

(53)
Id.

        From this point onward, events moved rapidly towards the May/Tramontana confrontation over who is in de jure control of Bigmar and its board of directors, and thereafter, to the two sets of events-next described-that form the subject of this Section 225 proceeding.

H. The Tramontana-Called Board Meeting(s) Of November 16 And 18, 2001 And The Issuance Of Two Million Common Shares To The Bank

        By this point it had become abundantly clear that a meeting of the Bigmar board of directors was urgently needed to determine what course of action should be followed to save the Company from its financial plight. Mr. Tramontana believed that the board should approve the Cascadence-Banca del Gottardo proposal, and he called a board meeting for that purpose.

        On November 14, 2001, Mr. Tramontana noticed a special meeting of the board of directors for November 16. The notice was sent electronically to each board member, advising them that the meeting would take place by teleconference "at 10:00 a.m., Eastern Daylight time (GMT -05:00)" for purposes of (i) discussing "the illiquidity situation of the corporation," (ii) discussing and approving "the sale of $2,000,000 of shares of Bigmar to [the Bank]," and (iii) discussing and approving "such other matters as may be properly brought before the meeting."(54) The notice stated, in capital letters, "IT IS VERY IMPORTANT THAT YOU WILL BE AVAILABLE FOR THE FOLLOWING MEETING. PLEASE SUPPLY YOUR CONTACT NUMBERS AS SOON AS POSSIBLE TO GIANMARIA ALIPPI AT [e-mail address and telephone number]."(55) There is no dispute that all directors received the notice.

(54)
JX 17, 18.

(55)
JX 17.

        Less than one-half hour later, Mr. Tramontana sent the directors a second e-mail message, emphasizing the "urgency and the seriousness of the situation." Mr. Tramontana advised the directors that Bigmar did not have money to meet the payroll, that under Swiss law a judge would appoint an "administrator" for the Company and that "the local banks will get the [Company]. Of course Credit Swiss and Banco del Gottardo (I was told personally) will sue the board." Finally, Mr. Tramontana advised that "I have found an investor that, [through the Bank], will put in the company $2 million in equity with the price of $.50. If we have an alternative source, we should do it... but if we do not we should take the money available to us."(56)

(56)
JX 19.

        Rather than cooperate in a joint effort to solve the Company's financial problems, Ms. May attempted to obstruct the meeting. Ultimately she, together with her allies on the board, boycotted it. Within an hour of receiving the notice, Ms. May fired off an e-mail to Mr. Tramontana, with a copy to all the directors, stating:

    Please supply the documentation supporting your claims immediately. Please do present the proper corporate paperwork to call a special meeting of the board[] being aware that you must serve notice in writing by law several days before hand [and] must have more than one board signature to call the meeting."(57)

(57)
JX 20.

        One half hour later, Ms. May followed up with a second e-mail, advising that "the by-laws of the corporation require more signatures than one board member," and that she would "disuses [sic] with consul [sic] these issues and get back to you." Ms. May also suggested that the board consider terminating Mr. Tramontana's employment because "no single director can call a meeting ALONE." She also admonished that the board needed to discuss "full disclosure" to the Bank regarding the Company "as there would be a change of control."(58)

(58)
JX 21 (capitalization in original).

        In fact, Ms. May had misrepresented what the by-laws required to notice a special meeting.(59) She also omitted to disclose that the notice of a board meeting that been held several months before had been signed by only one director—herself.

(59)
Section 6 of Bigmar's Restated By-Laws provided that "[s]pecial meetings of the Board of Directors may be called by the Chairman of the Board." Mr. Tramontana was the Chairman. JX 53, § 6.

        Finally, on the evening of November 14, Ms. May sent a third e-mail, agreeing in principle to a board meeting, but admonishing that "again some one needs to double check the by laws in regards to how to call the meeting, and who had authority to do so. Threats lead to major scrutiny of all issues." In that e-mail, Ms. May proposed that a meeting be held on the Monday after Thanksgiving, which would give everyone time to do "homework" on all the issues she claimed were presented. But, with respect to the proposed issuance of shares to the Bank, Ms. May then advised the board that (i) the transaction might not be possible because there would not be sufficient authorized shares since the agreement with Fusion had committed all the authorized shares, and (ii) the number of authorized shares could not be increased without a stockholders' meeting.(60)

(60)
JX 22.

        In response to Ms. May's objections, Mr. Tramontana sent the directors four separate e-mails on November 14 and 15, 2001. In three of the e-mails, he emphasized that the Company was out of money and needed desperately and immediately to at least consider and discuss the Bank's proposal; and he begged the directors to attend the meeting.(61) In one of his messages, Mr. Tramontana responded to Ms. May's objections and stated that the directors could vote to refuse the Bank's proposal if that is what they decided. Mr. Tramontana also questioned Ms. May's real motive for opposing the meeting ("If the problem. .. for you is the change [of] control and this guides your personal interests over the company. .. this is something that should be of your concern."). Moreover, although he would not agree to delay the meeting until after Thanksgiving, he did offer to put the meeting off for a couple of days if that was Ms. May's request ("If you want change [sic] with a couple of days more for me [that] is OK.").(62) In his final e-mail, Mr. Tramontana noted that no one else was objecting to the notice, underscored the urgency with which the board must act, suggested that the board should meet immediately and stated that if a majority of the directors believed that additional information was needed to assess the Bank's offer, they could so vote at the meeting.(63)

(61)
JX 23-26.

(62)
JX 23.

(63)
JX 26.

        It is undisputed that no one responded to these communications. Moreover, Ms. May did not respond to the offer of a few days' continuance of the meeting. Accordingly, Mr. Tramontana did not withdraw the notice, and he proceeded to prepare for a board meeting on November 16, On that day, Mr. Tramontana gathered or called all those directors who, as instructed, had indicated that they wished to attend or had provided contact information four directors—May, Ryan, Hodgson and Carroll—failed to provide contact information as requested and did not participate in the meeting. Ms. May testified, and contends, that Mr. Tramontana misled her into believing that the meeting had been postponed. Although the conduct of Mr. Tramontana was not a model of procedural scrupulousness, Ms. May's testimony on this issue, as with other issues that are not independently corroborated by documentation, lacks credibility.(64) The record evidence is equally consistent with a scenario (argued by the Tramontana-faction directors and the Bank) whereby Ms. May deliberately absented herself from the meeting and persuaded the three directors allied with her to absent themselves as well.(65)

(64)
The record shows that Ms. May has a demonstrated pattern of deception. She deceived Mr. Tramontana with respect to her professional credentials, the Citizens Bank "default," and the calling of the Jericho "demand note" by her father. The misrepresentations she made to her fellow directors when it suited her purposes are established of record. Ms. May's demeanor at trial was consistent with that proclivity. In particular, during her cross-examination, the answers she gave to clear, simple questions were often evasive, unresponsive, or simply at war with her earlier deposition testimony. In my view, that cannot be attributed to any lack of native intelligence or ability to understand the questions being asked. Despite her modest educational credentials and business background, Ms. May struck me as an intelligent woman who understood precisely what she was being asked, but who would not hesitate to give whatever calculated answer (or evasion) would aid her position at the moment. For these reasons, except where it is independently corroborated by persuasive evidence, I find Ms. May's testimony on issues to be lacking in credibility.

(65)
Ms. May told at least one director, Mr. Ryan, that the meeting had been cancelled, when it was not. Ryan Dep. at 126-27. Because the Court finds that the November 16-18 meeting was not lawfully held on other grounds, it is unnecessary to resolve this factual issue.

        Ms. May contends that no valid telephonic meeting actually occurred. Messrs. Tramontana, Kramer, Rohrer, and Service testified that it did, however, as follows: At approximately 10:00 a.m. Eastern time (which was approximately 4:00 p.m. Swiss time and 3:00 p.m. London time), Messrs. Tramontana, Pedrani and Kramer met in Mr. Tramontana's office in Barbengo, Switzerland, and called Messrs. Rohrer and Service at the telephone numbers those directors had supplied. The call was placed from a cellular telephone with speaker-phone capability that Mr. Tramontana had borrowed from Danilo Graticola, who was a former Bigmar director and a major importer/exporter of certain raw material used by Bigmar, and who was visiting Bigmar regarding some possible business. Mr. Rohrer received the call at Bigmar's Couvet facility, and Mr. Service received the call on his cellular phone in the London airport. Five directors are said to have participated in the November 16 meeting.(66)

(66)
Trial Tr. at 72-73, 76-77, 115-17, 122-24, 287-88, 304-12, 331-32, 369, 383-84, 399, 420, 426; Rohrer Dep. at 141-42.

        It is also claimed that during that meeting the five participating directors unanimously resolved to expand the size of the board from nine to eleven members, and to fill the two newly-created positions with two nominees of the Bank, Mr. Efird and Mr. Frank DeLape of Cascadence. After discussing Bigmar's severe liquidity problems and the Banca Del Gottardo/Cascadence financing proposal, the directors unanimously resolved to issue up to 4 million shares of Bigmar common stock for $.50 per share.(67) Thereafter, the meeting was adjourned to Sunday, November 18, 2001 at 3:00 p.m. (EDT), so that legal counsel could be consulted on certain issues.(68)

(67)
JX 127; Trial Tr. at 73, 116, 156-58, 325; Service Dep. at 60-62, 64-67; Rohrer Dep. at 154-60; Kramer Dep. at 141-42.

(68)
Thereafter, Mr. Tramontana consulted with Anthony DeMartino, Esquire, on issues relating to (inter alia) the notice and the removal of Ms. May as President. DeMartino Dep. at 31, 53-54, 63.

        On November 18, 2001, the same five directors reconvened the November 16 meeting. No notice of the reconvened meeting was given to Ms. May and the directors allied with her. According to the testimony of the participants, Mr. Graticola's cell phone was again used by Mr. Tramontana, who initiated the call from his office at Bigmar, with Mr. Pedrani physically present. Messrs. Kramer, Service, and Rohrer participated by telephone at their respective residences. The directors unanimously ratified their prior votes, and then voted (inter alia) to remove Ms. May as President and Secretary, and to amend the by-laws to require a vote of 66 2/3% of the shareholders to remove a director.(69)

(69)
JX 139, 140; Trial Tr. at 75-80, 141-50.

        The following day, November 19, 2001, the Bank credited Bigmar's account at the Bank in the amount of $1 million.(70) Mr. Tramontana then instructed the Company's transfer agent to send to the Bank certificates evidencing the two million shares issued.(71) On November 21, 2001, Ms. May intervened and instructed the transfer agent not to deliver to the Bank the certificates evidencing its ownership of the two million shares.(72) At this point the Bank does not have the share certificates or the $1 million it paid for them, the balance of which remains in the Company's account at the Bank.(73)

(70)
JX 153.

(71)
JX 142.

(72)
JX 144; Testori Dep. at 482.

(73)
Counsel for the Bank informs the Court that the Company has spent nearly a third of the $1 million.

        For the reasons discussed in Section II(B), infra, of this Opinion, I conclude, albeit with reluctance, that no legally valid meeting(s) took place on November 16 and 18, 2001, and that therefore the actions taken at the meeting(s) were invalid as well.

I. Ms. May Delivers Consents Purporting To Remove The Five "Tramontana" Directors

        On November 26 and 28, 2001, Ms. May submitted written consents that purported to remove Messrs. Tramontana, Pedrani, Rohrer, Kramer, and Service), as well as Messrs. Efird and DeLape (the "Tramontana directors") as directors of Bigmar.(74) Included were consents executed by Ms. May on behalf of Jericho and GRQ, and a consent executed by Janet Baldauf, purporting to vote Jericho's

4,923,539 Bigmar shares and GRQ's 166,666 shares, as well as Ms. Baldauf's 333,333 shares. Also included was a consent voting shares that had purportedly been issued to Fusion.

(74)
JX 250, 285.

        For the reasons next discussed in Section II(C), infra, of this Opinion, I find that Ms. May's written consents were legally ineffective, because they did not represent a majority of Bigmar's outstanding shares.

*    *    *    *

        The following day, November 29, 2001, Ms. May filed the first of three Section 225 actions that were ultimately consolidated into this proceeding. Ms. May's action seeks a determination that the November 16-18 meeting and all actions taken thereat, are invalid, and that by virtue of the November 28 written consents, the Tramontana directors and Messrs. Efird and DeLape are not directors of Bigmar. The next day, the Tramontana directors filed a Section 225 action for a determination that they remain the de jure directors of Bigmar, and that Ms. May was validly removed as President and Secretary. The basis for that lawsuit is that the actions taken at the November 16-18 meeting were valid, and that the votes cast pursuant to Ms. May's November 28 written consents were legally ineffective since Ms. May lacked the authority to vote most of the shares represented by those consents. The third Section 225 action was commenced by the Bank to confirm the validity of the two million shares issued to it and of the appointment of Messrs. Efird and DeLape to the board.

II. ANALYSIS

A. The Contentions, The Issues And The Applicable Section 225 Law

        The issues that the Court must decide are derived from the following analysis: If Bigmar's total issued and outstanding voting shares include the 2 million shares issued to the Bank at the November 16-18 meeting(s), then the shares voted by Ms. May's November 26th and 28th written consents would not represent a majority of Bigmar's voting shares, even if all of those written consents were otherwise valid. But, for those newly-issued 2 million shares to be included, they must have been validly issued. Ms. May claims that those 2 million shares were not validly issued, because the November 16-18 meetings(s) in which the shares purportedly were authorized, were not validly convened or held.

        That contention raises the first question to be decided, viz., were the November 16-18 meeting(s) validly convened and held. If they were, then the analysis would end at that point, because the actions taken at the November 16-18 meetings(s) would have been legally effective, but Ms. May's November 26 and 28 actions by written consent would not be. But if, on the other hand, the Court were to find that the November 16-18 meeting(s) were not validly convened and held, the issuance of the 2 million shares to the Bank would perforce be invalid, and those shares would not be included within Bigmar's total outstanding shares entitled to vote.

        That result would then require the Court to address the validity of the actions taken by Ms. May's November 26 and 28 written consents. The reason is that if all the shares represented by those written consents were validly voted, they would constitute a majority of Bigmar's voting shares. The Tramontana directors and the Bank, however, contend that those written consents were not legally effective. Because the Court finds, (in Section II(B) infra), that the November 16-18 directors' meeting(s) were not validly convened and held, it must decide the validity of the November 26 and 28 written consents. Specifically the question is whether the 4,923,539 Jericho-owned Bigmar shares were validly cast by Ms. May. The Tramontana directors and the Bank contend that they were not. Because it is undisputed that Ms. May's consents would not represent a majority of Bigmar's voting stock without the 4,923,539 Jericho-owned shares, the issue becomes whether those shares were validly voted by Ms. May. The Court addresses that issue in Section II(C), infra, and concludes that those shares were not validly voted.

        Both issues are properly determined in a proceeding under 8 Del. C. Section 225, which empowers this Court to "determine the validity of any election of any director... or officer of any corporation, and the right of any person to hold such office." In exercising that power, the Court may determine any legal or factual issue, the resolution of which could affect the outcome of a corporate election or of any other stockholder vote.(75) Included within that category are the two issues presented here, namely, whether a directors' meeting was properly noticed, convened, and conducted,(76) and whether certain shares that were voted for the election of directors were procured by a breach of fiduciary duty or other wrongful conduct.(77) In deciding that latter question, the Court is not empowered to determine whether the contested shares that were voted were wrongfully procured for all purposes or in any ultimate sense. Indeed, that issue is presently before a Michigan court in a separate plenary action.(78) In a Section 225 summary proceeding, any such determination is made solely for the limited purpose of deciding whether the contested shares were properly voted.(79)

(75)
See, e.g., Agranoff v. Miller, 734 A.2d 1066 (Del. Ch. 1999); David A. Drexler et al, Delaware Corporation Law and Practice §2905.

(76)
See, e.g., Gries v. Eversharp, Inc., 69 A.2d 922 Del. 1949) (whether the meeting was properly noticed); Schroder v. Scotten, Dillon Co., 299 A.2d 431 (Del. Ch. 1972) (whether the meeting was conducted with appropriate regularity); Atterbury v. Consol. Coppermines Corp., 20 A.2d 743 (Del. Ch. 1941) (whether a quorum was present).

(77)
See, e.g., Kahn Bros v. Fischbach Corp., 1988 WL 122517 (Del. Ch.) (whether block of stock was obtained by fraud); Agranoff, 734 A.2d 1066 (whether block of stock was obtained by breach of fiduciary duty).

(78)
Tramontana v. May, Case No. 02-10012 (U.S.D.C. Mich. 2002).

(79)
Nycal Corp. v. Angelicchio, 1993 WL 401874, at *8 (citing Kahn Bros., 1988 WL 122517); Drexler et al., supra note 76, §29.04.

        Having identified the pivotal issues, the Court now turns to them.

B. The Legal Validity of The November 16-18 Meeting(s)

        Ms. May attacks the validity of the November 16-18 meeting(s) on several grounds. She claims that (i) there was no valid and effective notice of a board meeting, (ii) she and her allies on the board were misled into believing that the meeting had been postponed, (iii) in fact, no meeting at which a quorum of directors was present ever occurred, and (iv) the required notice of the reconvened meeting was not given.(80) Not surprisingly, the Tramontana directors and the Bank vigorously dispute those claims. Although for the reasons next discussed, I find that Ms. May's first two invalidity claims lack merit, I nonetheless conclude, with reluctance, that her third and fourth invalidity grounds have merit and must prevail.

(80)
Ms. May also advances three additional reasons why the actions taken at those meetings were invalid: (1) if the two new directorships were added, a majority of the entire board was not present, (2) the Tramontana faction did not act with appropriate due care, and (3) those directors acted for an improper personal, as opposed to appropriate business, purpose. Because the November 16-18 meeting(s) are found invalid on other grounds, I do not reach or decide these claims.

        1.    The Improper Notice Argument

        Ms. May initially contended that the notice of the meeting was improper because the notice had to be signed by more than one director. That argument evaporated upon a cursory examination of the by-laws, which permit the Chairman (here, Mr. Tramontana) to call a special directors' meeting and do not require any additional signatures on the notice. Thereafter, Ms. May came up with other grounds to support her contention. She now argues that the notice violated Article III, Section 7 of the by-laws because: (i) it was not sent by the "Secretary" (here, Ms. May), (ii) it failed to state the place of the meeting, (iii) it stated the time for the meeting in an inaccurate and confusing manner, and (iv) it was sent by e-mail. Those arguments barely pass the blush test.

        First, the by-laws authorize the giving of notice to a director "by telegraph, cable, telex, telecopier or other similar means, or be delivered to him personally or be given to him by telephone or other similar means."(81) E-mail falls comfortably within the category of "other similar means," namely, electronic communications. Indeed, that is how the Company's directors and officers regularly communicated with each other.

(81)
JX53, art. III, §7 (emphasis added).

        Second, there was no physical "place" where the meeting would be held. The notice disclosed that it would be held "by teleconference." That was sufficient, especially because in the notice Mr. Tramontana requested all the directors to give him their contact numbers. The Tramontana directors complied with that request; Ms. May and the directors allied with her did not.

        Third, there was nothing confusing or materially inaccurate about the time of the meeting stated in the notice. Although the notice erroneously referred to "10:00 Eastern Daylight time", rather than "Eastern Standard Time", any potential confusion was cured by the notice also stating that the meeting would take place at "(GMT-5)," which was 3:00 PM Greenwich Mean Time and 4:00 PM Swiss time. Ms. May has not persuaded me that anyone was in fact misled by the time stated in the notice.

        Finally, although the by-law does provide that the notice "shall be given by the Secretary", that requirement must be regarded as precatory and ministerial, not mandatory. Otherwise, if the corporate Secretary were unavailable or simply refused to give the notice, the board's ability to function by convening a special meeting to address an emergency would be paralyzed. This argument is precisely the sort of "hypertechnical" objection that our case law has rejected.(82) To invalidate the November 16-18 meeting(s) on that ground would enable Ms. May to transmute a ministerial duty to send notice, into a power to prevent a special meeting of directors from being held. That simply cannot be.

(82)
See Sarabyn v. Jessco, Inc., 1978 WL 2504, at *2 (Del. Ch. 1978) (rejecting as hypertechnical an objection to a notice of a special meeting that was sent by the president, rather than by the corporate secretary, as the by-laws prescribed).

        2.    The Argument That The May Directors Were Deceived Into Not Attending The November 16-18 Meeting(s).

        Ms. May's second invalidity claim is that she and the other May-faction directors were deceived into not attending the November 16-18 meeting(s), because Mr. Tramontana's stated willingness in his November 15 e-mail to put off the meeting for a couple of days led Ms. May (and her cohorts) to conclude that the meeting was being postponed. As previously found,(83) Ms. May's claims on this issue—and on all other disputed matters that turn solely on her uncorroborated testimony—lack credibility. Specifically, Mr. Tramontana's offer to postpone he meeting for a couple of days (an offer he made in response to Ms. May's request that the meeting be postponed until after Thanksgiving) called for Ms. May to signify her acceptance of his suggestion in some affirmative way. She did nothing. Accordingly, Mr. Tramontana continued, in later e-mails to the directors, to emphasize the importance of the meeting—admonitions that would be inconsistent and would make no sense if the meeting had been postponed. Ms. May has not shown that she was misled into not attending the directors' meeting of November 16.

(83)
Supra note 64.

        In addition to and apart from the contention that they were misled, Ms. May and her allies make the alternative argument that they were not given the notice of the adjourned (November 18) meeting that the by-laws required. That alternative invalidity claim has merit. Article III, Section 8 of the by-laws pertinently provide:

    In the absence of a quorum at any meeting of the Board of Directors, a majority of the Directors present thereat may adjourn such meeting to another time and place. Notice of the time and place of any such adjourned meeting shall be given to all of the Directors unless such time and place were announced at the meeting at which the adjournment was taken, in which case such Notice shall only be given to the Directors who were not present thereat.(84)

(84)
JX 53 (emphasis added).

        Accepting at face value the version of events as claimed by the Tramontana faction plaintiffs, at the conclusion of the November 16 meeting it was announced that the meeting would be adjourned to November 18. No notice was given, however, to "the Directors who were not present thereat," i.e., Ms. May and Messrs. Ryan Hodgson, and Carroll. Accordingly, the adjourned (November 18) meeting, if it occurred, was legally defective because notice was not given to those directors as the by-laws required.

        3.    The Claim That No November 16 Meeting At Which a Quorum Was Present In Fact Ever Occurred

        The central, and most controversial, invalidity claim is that no November 16 meeting (or meetings) at which a quorum of directors was present in person or by telephone, ever took place. Because of its unusual, perhaps unique, nature, this claim has proved to be the most perplexing and difficult to resolve.

        There is evidence that the meeting(s) did occur. Minutes of the November 16 and the adjourned November 18 meetings were prepared and are in evidence, and all but one of the Tramontana directors gave sworn testimony that the meeting(s) took place exactly as the minutes recite. Ordinarily that would be sufficient, but this is not an ordinary case, for several reasons.

        First, the minutes have no evidentiary value independent of the Tramontana directors' testimony. The minutes were prepared by counsel, who was not present at the meetings, and who simply reduced to writing what Mr. Tramontana told him had occurred. Accordingly, absent independent corroborating documentation or testimony by non-party witnesses, the evidence that a meeting occurred on November 16 consists entirely of the testimony of Mr. Tramontana and his allies on the board.

        Second, there is no independent documentation or testimony of any third party witness that corroborates the Tramontana directors' testimony. No testimony of non-parties (if any there were) who witnessed the November 16 and/or November 18 meetings was presented. Moreover, any notes taken at the meeting(s) were destroyed.(85) The absence of corroborating evidence prompted Ms. May's counsel to demand the production of the Tramontana directors' telephone records, and also (importantly), Mr. Graticola's cellphone records, since (it is claimed) his cellphone was used to conduct the November 16 and 18 teleconferences from Mr. Tramontana's office in Barbengo, Switzerland. Mr. Graticola's cellphone records were not produced, nor was his testimony ever taken, either before or at trial. Further, many of the fifteen categories of telephone records whose production was requested were not produced, and the records that were produced either fail to corroborate the Tramontana directors' testimony that a teleconference involving all five of those persons was conducted from the place and during the times that the November 16-18 meeting(s)(86) occurred, or those documents are inconsistent with that testimony.(87)

(85)
Mr. Rohrer claimed to have taken notes during the November 16 meeting, which he then typed up and sent to Mr. Tramontana, but Rohrer and Tramontana testified that those notes were destroyed. Tramontana Dep. At 67-68; Rohrer Dep. At 33-36. Mr. Tramontana told his counsel, Mr. DeMartino, that there were no notes of that meeting. DeMartino Dep. At 10-12.

(86)
Mr. Service's cellphone bills for the November 1-30, 2001 period do not show any incoming calls to him at Heathrow Airport at 3:00 p.m., London time, which is when the November 16 meeting is said to have started. Since Mr. Service's cellphone provider was located in Ireland where he lived, Mr. Service would have incurred a roaming charge for any calls received outside of Ireland, and the roaming charge would have been reflected on his cellphone bill. Mr. Rohrer's cellphone records (JX 236) also do not reflect any incoming call during the period the teleconference would have occurred. For the failure to produce Mr. Graticola's cellphone records or his testimony, the only explanation offered was that Mr. Graticola refused to cooperate because he did not want to become involved in the American legal system. The only source of that explanation is Mr. Tramontana's trial testimony. Trial Tr. at 81, 294. The record contains no correspondence from Mr. Tramontana or his counsel to Mr. Graticola that would document any efforts that were made to obtain this critical information, or the explanation being offered for Mr. Graticola's refusal to cooperate.

(87)
For example, Mr. Tramontana's telephone records show that he made an 11 minute telephone call to Mr. Graticola's cellphone number at 7:12 p.m. on November 16-a time that Mr. Tramontana claimed to have had Mr. Graticola's cellphone in his possession. JX 346; Trial Tr. at 132-33. Those same phone records show Mr. Tramontana calling Mr. DeMartino's Washington, D.C. office at 4:08 p.m., which is inconsistent with his conducting a telephonic board meeting between 4:00 p.m. and 4:20 p.m. on November 16. In addition, although Mr. Rohrer claimed to have participated by teleconference from his home in the November 18 (reconvened) board meeting that was held on 9:00 p.m., an e-mail was sent by Rohrer to John Vanderhider of Cascadence, from Rohrer's company computer at Bioren, Switzerland at 8:52 p.m. The Bioren facility is 30 kilometers (and across an international border) from Rohrer's home-a distance that cannot be traversed in 8 minutes. JX 322; Kramer Dep. at 5; Rohrer Dep. at 20-21, 72-73.

        Third, for the Tramontana directors' uncorroborated testimony to be accepted, the Court would have to "buy into" a scenario that (to put it charitably) is most improbable. Although Mr. Tramontana had a speaker phone in his office and elsewhere at the Bigmar facility, he testified that he decided to conduct the board meeting on Mr. Graticola's borrowed cellphone. His explanation for that unusual decision was that Mr. Graticola had described his new cellphone's technology in glowing terms and Mr. Tramontana elected to use the telephone to ingratiate his company with Graticola.(88) No reason why Mr. Tramontana felt his using Graticola's telephone would produce that effect was ever given, and no documents were produced that would corroborate this story. Nonetheless, the story does have some plausibility, however slight.

(88)
Trial Tr. at 32, 120, 290-93.

        But even that minimal plausibility vanishes when one is told that the same identical scenario occurred a second time, at the November 18, adjourned meeting. Mr. Tramontana testified that at approximately 8:30 p.m., once again, Mr. Graticola materialized on Sunday night at Bigmar's offices where he left his cellphone and then departed.(89) Again, rather than use his own company's speaker phones, Mr. Tramontana chose to use Mr. Graticola's cellphone to conduct the adjourned directors' meeting by telephone. Why? No explanation is given.

(89)
Trial Tr. at 142-43; Tramontana Dep. at 57-58.

        I find this scenario too implausible for even a gullible fact finder to swallow. While Mr. Tramontana's story cannot be said to fall outside the range of theoretical possibility, without some hard evidence—any evidence—to back it up, the story does not make it across the credulity finish line.

        It is the burden of the Tramontana directors/plaintiffs to show that the directors' meetings of November 16-18 actually occurred in the manner they have described in their testimony and in the minutes. For the reasons just recited, I am constrained to conclude that those plaintiffs have failed to meet their burden. Accordingly, the Court is unable to determine that those directors' meetings were validly convened and conducted.

        Although the analysis could stop here, that would leave the Court (and perhaps a reader of this Opinion) with a sense of dissatisfaction, because Mr. Tramontana's testimony leaves unanswered questions. In purely human terms, this issue was most difficult and perplexing for the Court. During the trial, I observed the demeanor of Mr. Tramontana and his colleagues who testified. I found all of those witnesses to be credible—except on this one issue. That prompts two questions: First, if the directors' meetings did not occur as the minutes and the Tramontana directors portray them, then what in fact did happen? Second, why would the Tramontana directors give such implausible testimony? What follows is my best effort to answer those questions, in an effort to get to the truth of this case.

        As for what really did happen, only the Tramontana parties will know for certain. It is plausible, and the available evidence does indicate, that Mr. Tramontana attempted to assemble all of his colleagues for a telephonic meeting. Perhaps he did reach some of them, but Mr. Service was unavailable, as he was en route from London to Ireland at that time. Because a quorum required the attendance of five directors, Mr. Service's unavailability meant that the telephonic meeting failed for lack of quorum. Mr. Tramontana believed, nonetheless, that the problem could be solved by obtaining from himself and his colleagues' individual written consent resolutions taking the actions recited in the November 16-18 minutes. E-mails exchanges between Mr. Tramontana, Mr. Service, and Mr. Vanderhider suggest that Mr. Tramontana believed that resolutions signed by a majority of the directors would be sufficient.(90) Unfortunately (and unbeknownst to Mr. Tramontana), Bigmar's by-laws required that any director action by written consent must be unanimous.(91) At some point Mr. Tramontana learned of that unanimity requirement, most likely in his telephone conversation with Mr. DeMartino after the November 16 meeting. At that point, Mr. Tramontana decided to tell Mr. DeMartino that Mr. Service had participated in the meeting, that a quorum of five directors was present, and that a board meeting was held.(92)

(90)
JX 138, 193, 306.

(91)
JX 53, art. III, !15.

(92)
DeMartino Dep. at 32-34, 48-53.

        That raises the second question: Why did Mr. Tramontana and his colleagues come up with this scenario? I am persuaded that they did so in the good-faith belief that unless the issuance of the 2 million shares to the Bank was upheld, the Company would fall into the hands of Ms. May, who was incapable of saving the Company. The Tramontana directors were unwilling to let that happen. How do they excuse their counterfactual scenario? I think it plausible that they believed that at worst, they failed to observe a highly technical legal requirement that, on balance, was too insignificant to justify the ruination of the Company. To be sure, some of those directors had a financial self-interest in taking that position. But not all. Mr. Service had nothing personal to gain by doing so, other than the satisfaction of doing what he considered to be the right thing.

        The principles of corporate governance, such as those violated here, exist precisely because those procedures enable courts and parties to distinguish between acts that lawfully bind the corporation and its constituents, from those that do not. The Tramontana directors may have believed in good faith that they had no alternative but to testify as they did, but good faith is not sufficient to validate a procedurally invalid proceeding.

C. The Legal Validity of Ms. May's Written Consent Voting The Jericho-Owned Bigmar Shares

        The final issue that the Court must decide is whether the Tramontana directors, and Messrs. Efird and DeLape, were validly removed by the stockholder written consents submitted by Ms. May on November 26 and 28, 2001. That issue turns on whether Ms. May properly voted the 4,923,539 Bigmar shares owned by Jericho. If she did, then the consent action was valid; if she did not, then the consent action had no legal force, since the consents would have represented less than a majority of Bigmar" outstanding voting shares.

        Ms. May claims that she properly voted the Jericho-owned shares because the Delegation of Authority empowered her to do so. On its face it does. The Bank and the Tramontana directors contend, however, that the Delegation of Authority is not legally binding, for two reasons. First, the Delegation was procured by a breach of fiduciary duty on Ms. May's part, namely, her misrepresentations that (i) the Citizens Bank loan to Jericho was in default, (ii) the only way to forestall a sale of Jericho's Bigmar shares by Citizens Bank was for Jericho to accept a loan from Ms. May's father, Mr. Baldauf, and (iii) Mr. Baldauf would not extend a loan unless Mr. Tramontana signed the Delegation of Authority authorizing Ms. May to vote the almost 5 million Bigmar shares on Jericho's behalf. Second, the Bank and the Tramontana directors claim, in the alternative, that even if the Delegation of Authority was validly obtained, it did not authorize Ms. May to vote the Bigmar shares to further her self-interest at the expense, and without the consent, of Mr. Tramontana, who owned 50% of Jericho.

        For the reasons next discussed, I conclude that both of these invalidity contentions are meritorious.(93)

(93)
Because these contentions implicate the conduct of Ms. May, Mr. Baldauf, and Mr. Tramontana in their capacities as members of Jericho, which is a Michigan limited liability corporation, Michigan law would control to establish the obligations Ms. May and her father owed to the other member of Jericho. Delaware law, however, would govern the impact of Ms. May's violation of any duties under Michigan law upon her rights to vote the stock of a Delaware corporation. The parties have not extensively addressed the choice of law question, nor have they contended that there are material differences between Delaware and Michigan law on these issues.

        It is undisputed that Mr. Tramontana executed the Delegation of Authority only because Ms. May, whom he then trusted, told him that Citizens Bank had declared a default on the loans it had extended to Jericho, and that executing the Delegation of Authority was his only alternative to a foreclosure sale of Jericho's Bigmar shares by Citizens Bank. The evidence persuades me that what Ms. May told Mr. Tramontana was false, and was part of a scheme, hatched by Ms. May and her father, to wrest control of Bigmar by inducing Mr. Tramontana to agree to give Ms. May the exclusive right to vote Jericho's Bigmar shares. As members of a Michigan limited liability company, Ms. May and Mr. Baldauf owed fiduciary duties to Jericho's other member, Mr. Tramontana.(94) Specifically, as a fiduciary, Ms. May owed a duty of complete candor to Mr. Tramontana, and was obligated honestly to provide full and fair disclosure of all material facts relating to any matter involving Jericho, including the Delegation of Authority.(95) The burden falls upon Ms. May, as the fiduciary seeking to enforce her rights under the Delegation of Authority, to show that all material facts relating to its execution were disclosed.(96) Ms. May has not carried that burden.

(94)
Mich. Comp. Laws §450.4404(1)(1997 & Supp. 2002).

(95)
Malone v. Brincat, 722 A.2d 5, 14 (Del. 1998).

(96)
Rosenblatt v. Getty Oil Co., 493 A.2d 929, 937 (Del. 1985).

        I conclude that for several reasons. First, banks do not ordinarily declare a loan, particularly one as sizeable as the one involved here, in default without a formal written notice of some kind. Here, no documentation of any kind evidences that Citizens Bank ever declared a default. Nor did any Citizens Bank official testify that a default had been declared. If, in fact, a default had been declared, supporting documentation or bank official testimony would be the most persuasive evidence of that fact, yet not one iota of corroborating evidence was presented. Moreover, although Mr. Baldauf was a central character in this drama, his participation must be likened to that of a shadow behind the scenes. At no time was his testimony, either by deposition or as a witness at the trial, ever presented. Again, given the pivotal importance of the default issue, one would expect that a major player would support the contention that a default had been declared—if in fact that had occurred. The total absence of Mr. Baldauf, of any Citizens Bank official, and of any default documentation from these proceedings, compels the inference that there was no default, and that the claimed "default" was a pretext to transfer voting control of almost 5 million Bigmar shares from Jericho to Ms. May and her father.

        Second, that inference is strengthened by other unfair and deceptive conduct on Ms. May's (and her father's part) in connection with this very transaction. The result, if not the purpose, of the Baldauf loan was to substitute Ms. May's and Mr. Baldauf's company, Saginaw Controls, as the debtor to Citizens Bank in place of Jericho. Mr. Baldauf, in turn, became substituted as the creditor of Jericho. As fiduciaries of Jericho and of Mr. Tramontana, Jericho's other member, Mr. Baldauf and Ms. May had a duty to treat Jericho and Mr. Tramontana fairly in that transaction. Had Mr. Baldauf and Ms. May caused Jericho to execute, in Mr. Baldauf's favor, a note that contained identical or substantially similar terms as the note that Saginaw Controls had executed in favor of Citizens Bank, that would have constituted such fair treatment. Ms. May and Mr. Baldauf did not do that, however. Instead, they caused Jericho to execute a demand note, in Mr. Baldauf's favor, signed by Ms. May. That is to be contrasted with the Saginaw Controls note issued to Citizens Bank, which called for installment payments over four years.

        Ms. May did not inform Mr. Tramontana that Jericho had issued a demand note to her father. That nondisclosure was material, became by causing Jericho to execute a demand note, Ms. May and her father placed themselves in a position to call the loan at their whim and then proceed to execute upon the Bigmar shares, unless of course, Mr. Tramontana was able to raise and pay off the almost $7 million unpaid balance. Thus, the only person who stood to be disadvantaged by this arrangement was Mr. Tramontana, the 50% owner of Jericho. In fact, less than one year later Mr. Baldauf attempted to carry out that precise gambit.

        This inequitable conduct, which occurred in the same transaction in which the Delegation of Authority was granted, strengthens the inference that the Delegation was obtained through an outright misrepresentation by Ms. May, as part of a larger scheme to wrest voting control, and thereafter ownership, of Jericho's Bigmar shares.

        Third, the only evidence of a "default" is Ms. May's uncorroborated testimony. Because Ms. May's testimony has been found to lack credibility, the Court rejects her contention that the Delegation of Authority was lawfully executed as part of a regular business transaction intended to extricate Jericho from its defaulted financial position.

        In summary, the Court determines that the Delegation of Authority was procured by a breach of fiduciary duty, if not outright fraud, by Ms. May. On this basis alone the Delegation is invalid. That being the case, the right to vote Jericho's Bigmar shares is governed by the Jericho Operating Agreement, Section 18.02 of which requires the approval of more than 50% of the Ownership interests.(97) Because Mr. Tramontana owned 50% of Jericho, Ms. May lacked authorization to vote Jericho's Bigmar shares. Therefore, the November 26-28 written consent that purported to vote those shares was without legal force. Because without the Jericho-owned shares the written consents did not represent a majority of Bigmar shares authorized to vote, Ms. May's November 26-28 written consent action was legally ineffective.

(97)
JX253, §1802.

        The Bank and the Tramontana directors advance a second, alternative invalidity contention, namely that even if the Delegation of Authority was otherwise lawful, Ms. May was not authorized to vote Jericho's Bigmar shares to further her own self interest at the expense of Mr. Tramontana's, without his consent, which was never given. That contention also has merit. The Delegation states that its intent is to have Ms. May "as a member of [Jericho], to act on behalf of [Jericho] with respect to the Stock."(98) Implicit in that statement is the proposition that in exercising her delegated authority, Ms. May would be subject to her fiduciary duties as a member. That proposition is strengthened by the provision in the Delegation that authorizes Ms. May to take all actions "which [Jericho] should take.(99) Thus, Ms. May's delegated authority was limited, not absolute, that is, she could not vote Jericho's Bigmar shares however she personally wished in her sole discretion. If she voted the shares in a manner that would breach her fiduciary duties to Jericho or its members, that vote would be improper and, therefore, legally ineffective.

(98)
JX261 (Preamble ¶2).

(99)
Id. ¶1.

        In this case, Ms. May exceeded her delegated authority by voting Jericho's Bigmar stock to oust the Tramontana directors from the board. That was done for entirely self-interested reasons—to obtain control of Bigmar, even at the cost of losing the only financing that promised to save it from bankruptcy. That would not, and could not, be in the best interests of Jericho as a major investor in Bigmar, and it was clearly adverse to the interests of Mr. Tramontana, who owned 50% of Jericho. For this reason as well, the written consent purporting to vote Jericho's Bigmar shares was legally invalid.

III.        CONCLUSION

        For the reasons set forth above, the de jure directors and officers of Bigmar are those persons who occupied those offices on November 15, 2001. Counsel shall confer and submit a form of implementing order.

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IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE IN AND FOR NEW CASTLE COUNTY
MEMORANDUM OPINION
I. PERTINENT FACTS
II. ANALYSIS
III. CONCLUSION